MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501
WWW.BAKERDONELSON.COM

HOWARD S. HIRSCH

Direct Dial: 404-443-6703

Direct Fax: 404-238-9626

E-Mail Address: hhirsch@bakerdonelson.com

October 28, 2009

Ms. Sonia G. Barros, Special Counsel                                                                                                           VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	Strategic Storage Trust, Inc. (the “Company”) Post-Effective Amendment No. 6 filed on October 14, 2009 File No. 333-146959

Dear Ms. Barros:

Pursuant to our telephone conversation of October 27, 2009, we commit to you that in the Company’s final prospectus to be filed on or about October 28, 2009, we will amend the chart on page 88 of the prospectus to include an additional column for fees paid by the Company to its affiliates from inception through June 30, 2009. In addition, we will add disclosure of the amounts of fees that are accrued but unpaid as of June 30, 2009.

If you have any questions with respect to any of the foregoing, please do not hesitate to contact us.

Sincerely,

/s/  Howard S. Hirsch

For Baker, Donelson, Bearman, Caldwell & Berkowitz, PC